Mail Stop 4561

Thomas A. James
Chief Executive Officer
880 Carillon Parkway
St. Petersburg, FL 33716

> **Re:** **Raymond James Financial, Inc.**
> **Form 10-K for Year Ended September 30, 2008**
> **File No. 001-09109**

Dear Mr. James:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 3 – Legal Proceedings, page 21

1. We note that the Company, in conjunction with other industry participants is actively seeking a solution to ARS' illiquidity. This includes issuers restructuring and refinancing the ARS, which has met with some success. Refer to Exhibit 99.1 of the Form 8-K filed on January 5, 2009. We note that of the $1 billion of ARS approximately $120 million are liquid, or will be called shortly. In instances where the company has entered into a settlement agreement that meets the definition of a firm commitment as defined in par. 540 of SFAS 133, tell us how you considered SFAS 5 in determining whether a contingency loss will occur in connection with the restructuring and refinancing of the ARS.

2.   To the extent a settlement has been reached to repurchase the ARS, please tell us how you account for these purchase agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year ended September 30, 2008 Compared with the Year ended September 30, 2007 – RJBank, page 35

3.   Refer to the first paragraph on page 36. We note that RJBank experienced some credit quality deterioration in corporate credits in the Residential Acquisition and Development/Homebuilder industry. We also note that committed *exposures* to this industry segment have been reduced by more than 40% over the past year. From your disclosure, it appears that the only exposure to this industry segment is that in relation to the corporate credits. Please clarify whether there are any other material exposures or risks associated with this industry segment.

4.   In addition please tell us the factors that led to the reduction of exposures to this industry.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 56

Interest Rate Risk, page 57

5.   In future filings describe the type of summarized financial information you are presenting for the prior year. For example, clarify on page 57 whether you are presenting the average or high values for value-at-risk for the prior year. Refer to Rule 3-05(a)(3) of Regulation S-K.

Note 5 – Bank Loans, net, page 83

6.   Refer to page 85. We note that as of September 30, 2008, there were five loans which RJBank considers to be impaired in the corporate loan portfolio for which $37.5 million is included in nonaccrual loans. We also note that two of these impaired loans totaling $14.5 million were classified as troubled debt restructurings. Given that you deemed loans to be impaired when it is probable that it will be unable to collect the scheduled payments when due, tell us how you determined that $5 million in reserves is sufficient for these five loans.

7.   For purposes of greater transparency, for each loan product line, tell us and consider revising your future filings to disclose your charge-off policy and the approximate average number of days the loans were past due when they were charged for each period presented.

8.   Reference is made to the tabular presentation of RJBank's outstanding commitments to extend credit included in Note 19 to your financial statements. We note total outstanding lending commitments increased by approximately 55% over the prior year to $2.7 billion. Yet your reserve for unfunded loan commitments has only increased by $2.4 million to $9.2 million at year end. Given the current economic conditions, please clarify how your current reserve addresses the potential deterioration in the value of the loan commitments. If available, please clarify how the reserve is allocated to the various lending commitments outstanding.

Note 6 – Variable Interest Entities, page 88

9.   Based on your disclosure, we note that your wholly owned sub RJTCF is the managing member or general partner in tax credit housing funds considered to be VIEs. We also note that you concluded that RJTCF is the primary beneficiary in only one fifth of these tax credit housing funds. Please describe the structure of the remaining tax credit housing funds and what provisions differ that resulted in your conclusion that your managing member or general partner interest was not the primary beneficiary.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief